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FOR IMMEDIATE RELEASE

                                               Contact: ______________________



                        PHONETEL TECHNOLOGIES, INC. AND
                          COMMUNICATIONS CENTRAL INC.
                           ANNOUNCE MERGER AGREEMENT


     New York, New York, March 14, 1997 -- PhoneTel Technologies, Inc. (AMEX:
PHN) and Communications Central Inc. (NASDAQ: CCIX) jointly announced today that they have signed a definitive merger agreement pursuant to which PhoneTel will acquire all outstanding shares of Communications Central for $12.85 per share in cash. Pursuant to the agreement, a wholly owned subsidiary of PhoneTel will commence an all-cash tender offer for all outstanding common shares (and associated rights) of Communications Central for $12.85 per share, net to the Seller, followed by a merger of the PhoneTel subsidiary and Communications Central. The transaction, including debt to be assumed or refinanced, is valued at approximately $165 million. The Board of Directors of each company has approved the transaction.

     The tender offer is conditioned upon, among other things, 75% of the outstanding Communications Central shares, on a fully diluted basis, having been tendered and the receipt by PhoneTel of financing sufficient to enable it to consummate the transaction.

     Peter G. Graf, Chairman and Chief Executive Officer of PhoneTel said, "The acquisition of Communications Central is a great step forward in developing an efficient consolidation vehicle for pay telephones. We are thrilled to have the opportunity to combine the substantial skills and resources of Communications Central with our own."

                  Rodger L. Johnson, President and Chief Executive Officer of Communications Central said, "The independent pay telephone industry presents a significant opportunity for consolidation and this transaction will allow two industry leaders to join forces in bringing the consolidation trend forward. We are delighted to merge our resources with those of PhoneTel to work toward further developing an efficient vehicle to drive the industry consolidation."

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     PhoneTel, based in Cleveland, Ohio, believes it is the largest independent public pay telephone operator in the United States, owning approximately 41,300 installed public pay telephones.

     Communications Central, based in Roswell, Georgia, is an independent public pay telephone and inmate phone operator with a network of approximately 26,000 pay telephones and inmate phones located in 41 states and the District of Columbia.

     Southcoast Capital Corporation is acting as financial advisor to PhoneTel in connection with the transaction.

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